SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 14, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X

Enclosure: Press release – ANGLOGOLD ASHANTI SIGNS HEADS OF AGREEMENT WITH
ANTOFAGASTA PLC

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA10.06
14 July 2006
ANGLOGOLD ASHANTI SIGNS HEADS OF AGREEMENT WITH ANTOFAGASTA PLC
AngloGold Ashanti Ltd is pleased to announce the signing of a Heads of Agreement with LSE-
listed Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts, and third-party contracts within the area of interest in the new joint venture.
Under the terms of the agreement, Antofagasta will commit to fund a minimum of US$1.3m of exploration within 12 months of the signing of the agreement, with the option of investing an additional US$6.7m within four years of the commencement date of the agreement in order to earn-in to 50% of the joint venture. Once Antofagasta has earned into its 50% interest, a joint management committee will determine which properties are “copper-dominant” and which are
“gold-dominant” and, by funding bankable feasibility studies within eight years of the commencement date of this agreement, Antofagasta and AngloGold Ashanti will have the right to increase their interests in copper-dominant and gold-dominant properties, respectively, by an additional 20%.
Commenting on the transaction, Executive Officer: Business Development Richard Duffy said,
‘Our new relationship with Antofagasta reflects our continuing commitment to expediently exploring our extensive land position in Colombia, both through our own programme and, in some areas of our concession, in partnership with other companies, thereby continuing to leverage our significant first-mover advantage in this highly prospective region.’
ends
Queries:
North
America
Tel:
E-mail:
Andrea Maxey
+1 212 750 7999
amaxey@anglogoldashanti.com
+1 646 549 8992
South
Africa
Tel:
Email:
Michael Clements
+27 (0) 11 637 6647
mclements@anglogoldashanti.com
+27 82 339 3890
Disclaimer
Certain statements made during this presentation, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form
20-F for the year ended 31 December 2005, which was filed with the Securities and Exchange Commission (SEC) on 17 March 2006. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 14, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary